Rentokil Initial

RECEIVED
2009 JUN -9 P 12:43

Group Secretariat
Rentokil Initial plc
2 City Place
Beehive Ring Road
Gatwick Airport
West Sussex
RH6 0HA

Telephone +44 (0)1293 858 161
Fax +44 (0)1293 858 311

09046478

FILE NO: 82-34878

1 June 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Directorate Change
6. Releases to the London Stock Exchange.	6.1 Holdings in Company x1 6.2 Q1 Trading update to 31 March 2008 6.3 Results of AGM on 13 May 2009 6.4 Head office change

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441293 858 161.

Yours faithfully

Alexandra Laan

Alex Laan
Assistant Company Secretary

7/9

Registered in England No. 5393279
Registered Office: as above.

Rentokil Initial

Q1 2009 Trading Update

Please click here for PDF version

RNS Number : 5555R
Rentokil Initial PLC
01 May 2009

RENTOKIL INITIAL PLC (RTO)

FIRST QUARTER TRADING UPDATE FOR 3 MONTHS ENDED 31 MARCH 2009

Results	Q1 2009 AER	Growth vs. Q1 2008 AER	CER
Revenue	£634.6m	9.8%	(1.2%)
Operating profit*	£28.7m	(7.7%)	(26.8%)
Adjusted profit before tax**	£21.6m	16.1%	(18.7%)
Operating cash flow	£57.6m	238.8%	192.5%

AER - actual exchange rates; CER - constant 2008 exchange rates

*before amortisation of intangible assets, ** before amortisation of intangible assets and one-off items

Operational Highlights

Strong operating cash flow of £57.6 million (£17.0 million in Q1 2008) with progress on accounts receivable, creditors & capital expenditure

Excellent progress on implementation of seven-point plan at City Link, with consistently high customer service and additional cost savings mitigating revenue decline

Introduction of six-point recovery plan for UK Pest Control

New leadership in Textiles and Washrooms Europe

Further improvement of customer service KPIs across the group

2009 outlook remains unchanged

Alan Brown, Chief Executive Officer of Rentokil Initial plc, said:

"The first quarter has seen further progress against Rentokil Initial's turnaround programme, now one year in the making. Strong focus on service, cost and cash has enabled us to deliver profit slightly ahead of expectations despite tough trading conditions in the UK and US. Service levels have improved further and cash generation has been excellent.

"We continue to expect profit growth in Q3 and Q4 compared to 2008. However, the turnaround is still at an early stage of implementation in market conditions that remain challenging."

For further information

Shareholder/analyst enquiries:

Michael Murray, Chief Financial Officer	Rentokil Initial plc	020 7592 2700
Katharine Rycroft, Head of Investor Relations		07811 270734

Media enquiries:

Malcolm Padley, Head of Corporate Communications	Rentokil Initial plc	07788 978 199
Kate Holgate, Tom Williams	Brunswick Group	020 7404 5959

A conference call for analysts and shareholders will be held today at 09.00am. To join this call, please dial +44 (0) 20 7806 1955 (UK), +33 (0) 1 70 99 42 95 (France), +852 3002 1356 (Hong Kong), and +1 718 354 1389 (US) quoting reference code 8184401. A recording of the call will be available for 14 days on the following numbers: UK: +44 (0) 20 7806 1970, France: +33 (0) 1 71 23 02 48, Hong Kong: +852 3002 1607 and US: +1 718 354 1112 quoting access code 8184401#.

Financial Summary

£million	First Quarter 2009	2008	change
Pro forma continuing operations1			
At 2008 constant exchange rates2			
Revenue	584.2	591.3	(1.2%)
Operating profit before amortisation of intangible assets3 and one-off items4	27.8	34.3	(19.0%)
One-off items4	(3.8)	(1.5)	(153.3%)
Operating profit before amortisation of intangible assets3	24.0	32.8	(26.8%)
Amortisation of intangible assets3	(13.3)	(12.4)	(7.3%)
Operating profit	10.7	20.4	(47.5%)
Share of profit from associates (net of tax)	0.7	0.7	-
Net interest payable	(12.0)	(14.7)	18.4%
Profit before income tax	(0.6)	6.4	-

Adjusted profit before income tax5	16.5	20.3	(18.7%)
Operating cash flow6	50.9	17.4	192.5%
Continuing operations1			
At actual exchange rates			
Revenue	634.6	578.1	9.8%
Operating profit before amortisation of intangible assets3 and one-off items4	32.5	32.6	(0.3%)
One-off items4	(3.8)	(1.5)	(153.3%)
Operating profit before amortisation of intangible assets3	28.7	31.1	(7.7%)
Amortisation of intangible assets3	(14.8)	(12.1)	(22.3%)
Operating profit	13.9	19.0	(26.8%)
Share of profit from associates (net of tax)	1.0	0.7	42.9%
Net interest payable	(11.9)	(14.7)	19.0%
Profit before income tax	3.0	5.0	(40.0%)
Adjusted profit before income tax5	21.6	18.6	16.1%
Operating cash flow6	57.6	17.0	238.8%

1All figures are for continuing operations and are unaudited.

2Results at constant exchange rates have been translated at the full year average exchange rates for the year ended 31 December 2008. £/$ average rates: Q1 2009 1.4421; Q1 2008 1.9859; FY 2008 1.8527. £/€ average rates: Q1 2009 1.0952; Q1 2008 1.3159; FY 2008 1.2597.

3Other than computer software.

4See Appendix 4 for further details.

5Before amortisation of intangible assets and one-off items.

6Cash flow before interest, tax, acquisitions, disposals and foreign exchange adjustments.

This announcement contains statements that are, or may be, forward-looking regarding the group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements. Forward-looking statements speak only as of the date they are made and no representation or warranty, whether expressed or implied, is given in relation to them, including as to their completeness or accuracy or the basis on which they were prepared. Other than in accordance with the Company's legal or regulatory obligations (including under the Listing Rules and the Disclosure and Transparency Rules), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Information contained in this announcement relating to the Company or its share price, or the yield on its shares, should not be relied upon as an indicator of future performance. Nothing in this announcement should be construed as a profit forecast.

Basis of preparation

Segmental information has been presented in accordance with IFRS 8 "Operating Segments" which the group has implemented with effect from 1 January 2009. Prior year comparisons have been restated. In all cases references to operating profit are for continuing businesses before amortisation of intangible assets (other than computer software). References to adjusted operating profit and adjusted profit before income tax also exclude items of a one-off nature, totalling a net cost of £3.8 million (2008: £1.5 million) that have impacted the results. They relate mainly to the group's restructuring programme and consist of redundancy and reorganisation costs and the closure and relocation of the London corporate head office. They have been separately identified as they are not considered to be "business as usual" expenses and have a varying impact on different businesses and reporting periods. An analysis of these costs by division is provided in Appendix 4. All comparisons are at constant 2008 full year average exchange rates.

QUARTERLY REVIEW (at constant exchange rates unless stated to the contrary)

First quarter revenue for the group as a whole of £584.2 million was 1.2% lower than prior year at constant exchange rates, but 9.8% higher at actual exchange rates. The Textiles and Washrooms division achieved revenue growth of 4.5%. The Pest Control and Ambius divisions have experienced a slowdown in both new contract sales and job sales while the Initial Facilities Services division has been negatively impacted by contract reductions and terminations. Adverse economic conditions in the UK coupled with a major reduction in customer numbers in the early part of 2008 has lead to a 10.7% decline in City Link revenue compared to Q1 2008. Nevertheless, the turnaround is proceeding well. Slowing international trade affected fumigation sales in the Asia Pacific division, contributing to a 0.8% revenue decline in the quarter.

The quarterly portfolio decline of £21.9 million was made up of new business wins of £67.0 million, net price increases of £19.1 million and acquisitions/disposals of £1.2 million, offset by terminations and reductions of £109.2 million.

Group operating profit (before amortisation of intangible assets, other than computer software, of £13.3 million) of £24.0 million was 26.8% lower than in 2008. Adjusted operating profit (before amortisation of intangibles and one-off items) of £27.8 million showed a decrease of 19.0% year-on-year. Adjusted profit before income tax (again, before amortisation of intangible assets and one-off items) fell 18.7% to £16.5 million.

Adjusted operating profit includes unusual charges of £3.8 million mainly consisting of £3.5 million in Textiles & Washrooms (mostly redundancy, together with provisions relating to the integration of Raywerk in Austria) and £1.6 million in Pest Control, partially offset by accrual releases in City Link of less than £1.0 million. Comparable charges for Q1 2008 were £6.4 million of which £9.1 million related to City Link, partly offset by property profits in the centre, Facilities Services and Pest Control.

The group's revenue and profit at actual rates of exchange benefited from the weakness of Sterling compared to 2008. First quarter revenue growth at actual exchange rates was 9.8% (against a decline of 1.2% at constant rates) and adjusted profit before income tax was 16.1% higher year-on-year at £21.6 million.

Net debt and cash flow

£ million at actual exchange rates	Year to Date		
	2009 Q1	2008 Q1	Change
	£m	£m	£m

Adjusted profit before income tax	32.5	32.6	(0.1)
One-off items	(3.8)	(1.5)	(2.3)
Depreciation	55.6	43.8	11.8
Other non-cash	1.2	(1.9)	3.1
EBITDA	85.5	73.0	12.5
Working capital	21.1	(8.2)	29.3
Capex - additions	(53.3)	(53.8)	0.5
Capex - disposals	4.3	6.0	(1.7)
Operating cash flow	57.6	17.0	40.6
Interest	(41.6)	(43.8)	2.2
Tax	1.3	(2.8)	4.1
Free cash flow	17.3	(29.6)	46.9
Acquisitions/disposals	(7.6)	(22.8)	15.2
FX and fair value adjustments	64.1	(17.6)	81.7
Decrease/(increase) in net debt	73.8	(70.0)	143.8
Closing net debt	(1,288.4)	(1,017.1)	(271.3)

Operating cash flow of £57.6 million at actual rates of exchange was £40.6 million higher than Q1 2008 supported by higher EBITDA (£12.5 million) and less working capital (£29.3 million). At constant rates of exchange the improvement was £33.5 million of which approximately £20 million is attributable to accounts receivable, £8 million to stocks and creditors and £6 million to reduced capital expenditure.

Tax and interest payments were £6.3 million lower than the previous year mainly as a result of a £3.3 million corporation tax rebate in the UK in respect of prior years and a difference in the timing of interest payments. Cash outflow in relation to interest costs amounted to £41.6 million and was much higher than the income statement charge due to the timing of annual interest payments on bonds. It is anticipated that cash outflow on interest for the remainder of 2009 will be approximately half that incurred in Q1. Free cash inflow for Q1 was £17.3 million compared with last year's outflow of £29.6 million.

Acquisition activity has slowed and consumed only £7.6 million (2008: £22.8 million) which, coupled with fair value and foreign exchange gains of £64.1 million, left net debt at £1,288.4 million, compared with net debt at the end of 2008 of £1,362.2 million.

UK Pest Control recovery plan

At the 2008 year-end results on 20 February, we stated that although the UK Pest Control business remains very profitable, it has demonstrated long-term decline in revenue, profit and market share.

The root cause of this decline has been the combination of poor or highly variable service quality and a lack of investment in differentiation and service expertise. As a result, customers have been lost to local and regional competitors.

As with our other turnaround businesses, implementation of a restructuring programme (introduced in 2006) has had a negative impact on service quality and customer focus. Over the past year we have made good progress in improving customer service (which is now consistently above 98%) but there is much still to be done.

The current economic slowdown has further exacerbated the challenge as terminations have risen, new contract and job sales have become harder to achieve and customers have become more price sensitive.

Going forward, the business will work to a six-point plan, major elements of which involve:

- Management changes - in addition to the recent appointments of a new managing director and finance director, further changes to the team and organisation structure will be made in order to refocus attention on local customers
- Focus on a series of quick wins to improve service and cash performance
- Focus on service responsiveness and customer relationship management
- Driving organic growth in the three major customer groups (commercial SMEs, national accounts and residential)
- Investing in training and development to ensure Rentokil has the best technicians and surveyors in the UK
- Implementing an aggressive cost agenda around technician productivity and administration / overhead reduction

Outlook

Our outlook for 2009 is unchanged from that given at the time of the year-end results in February.

DIVISIONAL PERFORMANCE

Initial Textiles and Washroom Services

£ million	First Quarter 2009	2008	Change
At 2008 constant exchange rates:			
Portfolio - net movement (appendix 1)	11.2	10.8	
Revenue	182.9	175.1	4.5%
Adjusted operating profit (before one-off items and amortisation of intangible assets1)	22.2	29.6	(25.0%)
At actual exchange rates:			
Adjusted operating profit (before one-off items and amortisation of intangible assets1)	25.2	28.4	(11.3%)

1 Other than computer software

Revenue for the division increased by 4.5%, with France up 6.1% and Germany up 8.7%. These increases were partially offset by revenue decline in Spain, down 9.0% as a result of the continued downturn in the hospitality industry impacting the linen business.

Adjusted operating profit decreased by £7.4 million on the prior year, of which £3.9 million was due to unusual items associated with re-organisation costs together with post-acquisition integration costs for Raywerk in Austria. After adjusting for these items both France and Germany were ahead

of the prior year. Furthermore, margins were depressed in a number of markets where price increases have not covered cost escalations.

Net portfolio growth for the quarter of 1.7% was largely due to price increases. The Q1 portfolio retention rate was 81.9%. State of service has remained consistently high during the period at 99.6%.

Operating cash flow was strong with good progress on accounts receivable and on capital expenditure.

A new divisional managing director and finance director were appointed during the quarter. Key initiatives in Q2 include a review of the division's manufacturing footprint and a review of the sourcing strategy, while bedding down cost control initiatives and cash flow processes in all countries of operation.

Initial Facilities Services

£ million	First Quarter 2009	2008	change
At 2008 constant exchange rates:			
Portfolio - net movement (appendix 1)	(23.5)	6.3	
Revenue	158.6	165.2	(4.0%)
Adjusted operating profit (before one-off items amortisation of intangible assets1)	4.0	6.1	(34.4%)
At actual exchange rates:			
Adjusted operating profit (before one-off items and amortisation of intangible assets1)	4.1	6.1	(32.8%)

1 Other than computer software

The challenging market conditions experienced by the Initial Facilities Services division throughout the second half of 2008 have continued into the first quarter of 2009. Revenue decreased by 4.0% primarily due to a number of contract terminations in the second half of 2008. Q1 adjusted operating profit declined by 34.4% year-on-year, due largely to UK Washrooms and retail cleaning, plus unusual gains of £0.7 million in Q1 2008.

Market conditions in UK Cleaning, especially in the retail sector, remain difficult with customers looking to reduce their specifications with a view to delivering cost savings. We are also seeing building closures and a higher level of business administrations. First quarter revenue was 1.8% lower than on the prior year reflecting a number of retail contract losses in the second half of 2008. We continue to pursue new contracts strongly and are seeing some improvement in new business.

Catering revenue is in line with the prior year. Following our 2007 decision to exit a number of unprofitable schools contracts and initiatives undertaken in the first half of 2008, retained contracts are now delivering consistently higher, though still below sector average margins. Procurement activity on food buying is also delivering substantial benefits.

Hospital Services revenue declined year-on-year due to the loss of two large hospital contracts at

the end of 2008. Profit, however, was significantly better as a result of the business moving away from low-margin contracts.

In the UK Washrooms business, service levels continue to improve (96.1% at the end of March). However, tough market conditions resulted in revenue falling £2.0 million quarter-on-quarter. Nevertheless, continued operational improvement and cost reduction initiatives are expected to return the business to profitability for the year as a whole, despite prevailing market conditions. Accounts receivable over 90 days have reduced by 25% from their peak in mid-2008, though are still at high levels.

Excluding Washrooms, Facilities Services debt over 90 days has fallen from 14% in Q1 2008 to 8% at the end of March.

City Link

£ million	First Quarter		
	2009	2008	Change
At 2008 constant exchange rates:			
Revenue	85.0	95.2	(10.7%)
Adjusted operating loss (before one-off items and amortisation of intangible assets1)	(6.1)	(15.4)	60.4%
At actual exchange rates:			
Adjusted operating loss (before one-off items and amortisation of intangible assets1)	(6.1)	(15.4)	60.4%

1 Other than computer software

City Link's first quarter operating loss of £6.1 million is broadly similar to the underlying loss in Q1 2008 after taking account of £9.1 million of unusual costs booked last year. This was achieved despite corresponding revenues being £10.2 million lower at £85.0 million. Compared to Q4 2008, total operating costs fell by £10.1 million (10.0%), albeit on revenue some £12.2 million below the Q4 2008 seasonal peak. Q1 parcels volumes were down 8.1% on Q1 2008 and revenue per consignment (RPC) weakened by 3.8% on Q1 2008.

City Link's customer base has remained broadly consistent with recent quarters although many are trading at lower levels. Nevertheless, the business has traded consistently since the poor weather in early February.

Customer Service levels improved further during the quarter and are now consistently above 99%. Implementation of actions to restore customer call handling to depots is proceeding to plan and will be completed on schedule by the end of Q2.

Delivery vehicle fleet numbers reduced by approximately 13% during the quarter. Total employee numbers fell by 8%. These reductions are being facilitated by the rollout of handheld terminals which will be completed by the end of Q2. Rollout of an improved scheduling tool (Virtual Warehouse Gateway) is progressing according to schedule. Depot numbers have been reduced from 98 to 91 during the quarter.

The level of aged debt over 60 days is now some two thirds below the corresponding period in 2008.

Debtor days have improved over the quarter.

Rentokil Pest Control

£ million	First Quarter 2009	2008	change
At 2008 constant exchange rates:			
Portfolio - net movement (appendix 1)	2.6	5.6	
Revenue	99.2	100.4	(1.2%)
Adjusted operating profit (before one-off items and amortisation of intangible assets1)	13.0	16.1	(19.3%)
At actual exchange rates:			
Adjusted operating profit (before one-off items and amortisation of intangible assets1)	14.5	15.7	(7.6%)

1 Other than computer software

Overall revenue decreased by 1.2% on Q1 2008, with UK revenue falling by 15.2%. The rate of new contract business declined by 15.9%; job sales fell by 8.4%. Retention rates have declined marginally in most countries.

Adjusted operating profit declined by 19.3% predominantly due to continued weakness in the UK and Spain and an adverse movement in unusual items of £2.3 million from Q1 2008 to Q1 2009.

State of service has remained consistently high across the business, the strongest year-on-year improvements coming from Denmark, the UK, Italy, Belgium and Finland.

Across continental Europe revenue grew by 2.2%. Spain continues to suffer from a breakdown in financial controls stemming back from 2006 and from a challenging economic environment.

UK revenues were down 15.2% due to a 23% decline in job sales and a reduction in retention rate to 72.1% from 81.9% in Q1 2008. This is due in part to difficult economic conditions but also to inadequate focus on customers and on competitor activity over an extended period of time. Elsewhere in the statement a six-point action plan sets out the actions we are taking to fix the UK Pest Control business. State of service has continued to improve and is now at record levels. Debt over 90 days is now at its lowest level in two years and days sales outstanding have improved over the quarter.

North America grew revenue by 3.3%.

The division delivered a strong cash performance with contributions from accounts receivable, creditors and capital expenditure.

Rentokil Initial Asia Pacific

£ million	First Quarter 20092008change
At 2008 constant exchange rates:	
Portfolio - net movement (appendix 1)	(9.9)2.7
Revenue	48.0 48.4 (0.8%)
Adjusted operating profit (before one-off items and amortisation of intangible assets1)	5.2 6.5 (20.0%)
At actual exchange rates: Adjusted operating profit (before one-off items and amortisation of intangible assets1)	5.2 6.5 (20.0%)

1 Other than computer software

Revenue in Asia Pacific declined 0.8% compared to Q1 2008. Declining fumigation sales have impacted performance. Adjusted operating profit decreased by 20.0% as a result of bad debt provisions, the loss of fumigation sales and tough comparators in the Australian Washrooms business.

Nevertheless, recovery of both the Australian Washrooms and Pest businesses is proceeding well.

Pacific

Revenue increased by 1.4%. Service levels in our Australian Pest Control businesses have been good during the period reaching levels over 95%. The business is experiencing some pricing pressure as customers become more sensitive on costs.

In Pink Healthcare, our Australian Washrooms business, state of service remains consistently high at over 95%. Revenue was marginally higher but, as with Pest Control, there is some pressure on pricing. Profit for the quarter was impacted by investment in service levels.

Further progress has been made on accounts receivable, reduction in overhead costs and procurement savings.

Our businesses in New Zealand have performed well during the quarter.

Asia

Revenues fell by 3.6%, primarily as a result of the disposal of the Malaysian water business. Excluding this, revenue increased. Growth has been dampened by significant declines in the fumigation business in Singapore and Malaysia as a result of slowing world trade.

Profit declined somewhat due to an increase in bad debt provisions and the adverse impact of a downturn in the profitable fumigation business. Restructuring of our fumigation operations has been implemented to mitigate the effects of falling demand.

Ambius

£ million	First Quarter		
	2009	2008	Change
At 2008 constant exchange rates:			
Portfolio - net movement (appendix 1)	(2.3)	2.3	
Revenue	26.8	28.0	(4.3%)
Adjusted operating profit (before one-off items and amortisation of intangible assets1)	1.0	1.5	(33.3%)
At actual exchange rates:			
Adjusted operating profit (before one-off items and amortisation of intangible assets1)	1.2	1.4	(14.3%)

1 Other than computer software

Ambius revenue fell 4.3% on the prior year as a result of increasing contract terminations and a 13.2% decline in job sales. Adjusted operating profit fell 33.3% year-on-year. Divisional retention declined from 85.2% for 2008 to 74.3% for Q1 2009.

Turnover in Europe declined 3.4%. Difficult economic conditions are now being experienced in most countries. Profit was impacted by increased redundancy costs as the business adjusts service headcount in line with portfolio movement.

First quarter performance in North America has again been weak with turnover falling 5.5% on the prior year. Conditions in the US economy remain extremely challenging and continue to affect the portfolio with retention rates falling to 69.4% (Q1 2008: 82.5%). Job sales declined 18.4% year-on-year.

Sales of new brand extension services, including ambient scenting and fresh fruit delivery, have continued to rise during the period and now account for 14.2% of total contract sales, compared to 7.6% last year.

In addition to adjusting service headcount in line with portfolio movement, Ambius continues to look for all opportunities to review and reduce its cost base to reflect current economic conditions.

Operating cash flow improved over Q1 2008. This has been achieved though a focus on working capital and tight control over capital expenditure.

Central Costs

£ million	First Quarter		
	2009	2008	change
At 2008 constant exchange rates:			
Central costs	(11.5)	(10.1)	(13.9%)

At actual exchange rates:
Central costs (11.6)(10.1)(14.9%)

Central costs in the first quarter were £11.5 million compared to £10.1 million in 2008, primarily as a result of profits on the sale of properties in 2008 not repeated in 2009.

One-off Items

Details of the one-off items incurred in the period for which adjustments have been made are set out in Appendix 4. They relate to the group's restructuring programme and consist of redundancy and reorganisation costs and the closure and relocation of the London head office. They have been separately identified as they are not considered to be "business as usual" expenses and have a varying impact on different businesses and reporting periods. In the first quarter of 2009 these amounted to £3.8 million (2008: £1.5 million) and represent the costs associated with the closure and relocation of the London corporate office together with redundancy costs relating to the continued integration of the City Link and Target Express businesses.

Interest

Interest payable for the first quarter of £11.9 million (2008: £14.7 million), at actual rates of exchange, was £2.8 million lower than 2008. The reduction was primarily due to a year-on-year reduction in interest rates of £3.4 million coupled with a £2.6 million benefit from IAS 39 hedge ineffectiveness on our £300 million bond. A further year-on-year benefit of £0.3 million was due to lower IAS 19 pension interest. These benefits were partly offset by an adverse variance of £3.5 million caused by higher average net debt in the quarter.

Funding

At 31 March 2009 the balance sheet carrying value of the group's net debt was £1,288 million. Of this, £906 million is represented by capital market notes issued by the group and the earliest maturity of any of these instruments is 2013. Of the balance of the group's debt of £382 million, £410 million is drawn under the group's central committed bank facilities and the balance comprises net cash and is made up of cash in the businesses and offset by other borrowings. At 31 March 2009 the group had undrawn headroom on its committed bank facilities of £215 million.

In early April the group took advantage of the low interest rates prevailing in the financial markets to fix its future interest exposure on the £300 million 2016 capital market note (which had been swapped at inception to generate a floating position) with effect from 30 September 2009. This action now means that the group has approximately 60% of its current net debt position fixed until at least 2014 at an average rate of 4.7% (including credit spreads). For 2009 the group now has over 85% of its forecast interest cash flows fixed or hedged.

Appendix 1

ANNUAL CONTRACT PORTFOLIO - CONTINUING BUSINESSES

3 Months to 31 March 2009 (unaudited)

£m at constant 2008 exchange rates	1.1.09	New Business Additions	Terminations /Reductions	Net Price Increases	Acquisitions/Disposals	31.3.09	31.3.09 at actual exchange
Textiles & Washroom Services	645.8	28.5	(29.3)	11.3	0.7	657.0	751.5
Facilities Services*	575.9	17.0	(43.1)	2.6	-	552.4	561.7
Pest Control	304.0	12.0	(13.8)	4.0	0.4	306.6	354.3
Asia Pacific	152.0	6.5	(16.9)	0.5	-	142.1	152.2
Ambius	95.0	3.0	(6.1)	0.7	0.1	92.7	109.9
TOTAL	1,772.7	67.0	(109.2)	19.1	1.2	1,750.8	1,929.6

*Includes net adjustment of £62.8m at 1 January 2009 for the addition of catering, which has been reclassified to a portfolio business.

Notes

Contract portfolio definition: Customer contracts are usually either "fixed price", "as-used" (based on volume) or mixed contracts. Contract portfolio is the measure of the annualised value of these customer contracts.

Contract portfolio valuation: The contract portfolio value is typically recorded as the annual value from the customer contract. However, in some cases - especially "as-used" (based on volume) and mixed contracts - estimates are required in order to derive the contract portfolio value. The key points in respect of valuation are:

"As-used" contracts: These are more typical in Textiles and Washroom Services and Catering, where elements of the contract are often variable and based on usage. Valuation is based on historic data (where available) or forecast values.

Income annualisation: In some instances, where for example the underlying contract systems cannot value portfolio or there is a significant "as-used" element, the portfolio valuation is calculated using an invoice annualisation method.

Inter-company: The contract portfolio figures include an element of inter-company revenue.

Job work and extras: Many of the contracts within the contract portfolio include ad hoc and/or repeat job work and extras. These values are excluded from the contract portfolio.

Rebates: The contract portfolio value is gross of customer rebates. These are considered as a normal part of trading and are therefore not removed from the portfolio valuation.

New business/Additions: Represents new contractual arrangements in the period with a new or existing customers and additional business added to existing contracts.

Terminations/Reductions: Represent the cessation or reduction in value of an existing customer contract or the complete cessation of business with a customer.

Net Price Increases: Represents the net change in portfolio value as a result of price increase and decreases.

Acquisitions/Disposals: Represents the net value of customer contracts added or lost as a result of businesses acquired or disposed in the period.

Retention rates: With effect from Quarter one 2009, retention rates are calculated on total terminations (terminations and reductions) with prior periods restated to a comparable basis. In prior periods these were based on terminations excluding reductions.

Appendix 2

Segmental Analysis (at constant exchange rates)

(at 2008 constant exchange rates)	3 months to 31 March 2009 £m (unaudited & unreviewed)	3 months to 31 March 2008 £m (unaudited & unreviewed)
Business Analysis		
Revenue		
Textiles & Washroom Services	182.9	175.1
Facilities Services	158.6	165.2
City Link	85.0	95.2
Pest Control	99.2	100.4
Asia Pacific	48.0	48.4
Ambius	26.8	28.0
Segmental revenue	600.5	612.3
Inter group trading	(16.3)	(21.0)
Continuing operations at constant exchange rates	584.2	591.3
Exchange	50.4	(13.2)
Continuing operations at actual exchange rates	634.6	578.1
Adjusted operating profit		
Textiles & Washroom Services	22.2	29.6
Facilities Services	4.0	6.1
City Link	(6.1)	(15.4)
Pest Control	13.0	16.1
Asia Pacific	5.2	6.5
Ambius	1.0	1.5
Central Costs	(11.5)	(10.1)
Segmental profit	27.8	34.3
One-off items (Appendix 4)	(3.8)	(1.5)

Amortisation of intangibles*	(13.3)	(12.4)
Continuing operations at constant exchange rates	10.7	20.4
Exchange	3.2	(1.4)
Continuing operations at actual exchange rates	13.9	19.0

* Other than computer software

Appendix 3

Segmental Analysis (at actual exchange rates)

(at 2008 actual exchange rates)	3 months to 31 March 2009 £m (unaudited & unreviewed)	3 months to 31 March 2008 £m (unaudited & unreviewed)
Business Analysis		
Revenue		
Textiles & Washroom Services	208.3	168.2
Facilities Services	161.0	164.5
City Link	85.0	95.2
Pest Control	112.8	97.0
Asia Pacific	52.1	47.5
Ambius	31.7	26.7
Segmental revenue	650.9	599.1
Inter group trading	(16.3)	(21.0)
Continuing operations at actual exchange rates	634.6	578.1
Adjusted operating profit		
Textiles & Washroom Services	25.2	28.4
Facilities Services	4.1	6.1
City Link	(6.1)	(15.4)
Pest Control	14.5	15.7
Asia Pacific	5.2	6.5
Ambius	1.2	1.4
Central Costs	(11.6)	(10.1)
Segmental profit	32.5	32.6
One-off items (Appendix 4)	(3.8)	(1.5)
Amortisation of intangibles*	(14.8)	(12.1)
Continuing operations at actual exchange rates	13.9	19.0

* Other than computer software

Appendix 4

One-off Items

	3 months to 31 March 2009 £m (unaudited & unreviewed)	3 months to 31 March 2008 £m (unaudited & unreviewed)
Textiles & Washroom Services	-	-
Facilities Services	-	-
City Link	(0.8)	(1.5)
Pest Control	-	-
Asia Pacific	-	-
Ambius	-	-
Central Costs	(3.0)	-
At constant exchange rates	(3.8)	(1.5)
Exchange	-	-
At actual exchange rates	(3.8)	(1.5)

One-off costs relate to the group's restructuring programme and consist of redundancy and reorganisation costs and the closure and relocation of the London corporate head office. They have been separately identified as they are not considered to be "business as usual" expenses and have a varying impact on different businesses and reporting periods.

END

TSTCKKKNFBKDPQN

Rentokil Initial

Holding(s) in Company

RNS Number : 6905R
Rentokil Initial PLC
05 May 2009

TR -1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: N/a

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: N/a

An event changing the breakdown of voting rights: N/a

Other (please specify): N/a

3. Full name of person(s) subject to the notification obligation (iii):

Lloyds Banking Group plc

4. Full name of shareholder(s) (if different from 3.) (iv):

See section 9

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

29 April 2009

6. Date on which issuer notified:

30 April 2009

7. Threshold(s) that is/are crossed or reached:

Increase to above 6.00% (Direct/Indirect)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ord GBP 0.01 B082RF1	103,032,344	103,032,344

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord GBP 0.01 B082RF1	4,535,424	4,535,424	104,361,227	0.250%	5.750%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
108,896,651	6.000%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

93,475,912 (5.151%) are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds Banking Group Plc (indirect interests)

14,151,716 shares (0.780%) are under the control of Insight Investment Management (Global) Limited, a wholly owned subsidiary of Insight Investment Management Limited, a

wholly owned subsidiary of HBOS Insurance & Investments Group Limited, a wholly owned owned subsidiary of HBOS plc, a wholly owned subsidiary of Lloyds Banking Group plc (indirect interests).

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 1,814,831,011

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

01293 858160

Annex to Notification of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Lloyds Banking Group Plc

Contact address (registered office for legal entities):

Kenny Melville

Phone number:

+ 44 (0)131 243 8671

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Kenny Melville

Contact address:

N/a

Phone number:

+ 44 (0)131 243 8671

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

N/A

C: Additional information:

N/A

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity

who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

HOLUVSARKKRVRAR

Rentokil Initial

Head Office

RNS Number : 6936R
Rentokil Initial PLC
05 May 2009

Rentokil Initial plc

Head Office Location

With effect from 5 May 2009, Rentokil Initial plc's head office and registered office is as follows:

Rentokil Initial plc

2 City Place

Beehive Ring Road

Gatwick Airport

West Sussex

RH6 0HA

Telephone: + 44 (0)1293 858000

Fax: + 44 (0)1293 858300

Website: www.rentokil-initial.com

END

CROUVVURKARVRAR

Rentokil Initial

Head Office

RNS Number : 6936R
Rentokil Initial PLC
05 May 2009

Rentokil Initial plc

Head Office Location

With effect from 5 May 2009, Rentokil Initial plc's head office and registered office is as follows:

Rentokil Initial plc

2 City Place

Beehive Ring Road

Gatwick Airport

West Sussex

RH6 0HA

Telephone: + 44 (0)1293 858000

Fax: + 44 (0)1293 858300

Website: www.rentokil-initial.com

END

CROUVVURKARVRAR

Rentokil Initial

Result of AGM

RNS Number : 2138S
Rentokil Initial PLC
14 May 2009

14 May 2009

RENTOKIL INITIAL PLC

Results of Annual General Meeting 2009 ('AGM')

At the AGM of Rentokil Initial plc held at No. 4 Hamilton Place, London, W1J 7BQ on Wednesday 13 May 2009, all resolutions set out in the Notice of Meeting were approved by shareholders.

A summary of the AGM presentation material including the proxy votes received for each resolution will be available on the company's website: www.rentokil-initial.com

Paul Griffiths

Secretary

Enquiries:

Malcolm Padley, Head of Corporate Communications Rentokil Initial plc
+44 (0)7788 978199

Kate Holgate, Tom Williams Brunswick Group
+44 (0)20 7404 5959

END

RAGSFLFMDSUSELI

Rentokil Initial

Group Secretariat
Rentokil Initial plc
Portland House
Bressenden Place
London
SW1E 5BH
Telephone +44 (0)20 7592 2710
Fax +44 (0)20 7592 2800

FILE NO: 82-34878

1 June 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Directorate Change
6. Releases to the London Stock Exchange.	6.1 Holdings in Company x1 6.2 Q1 Trading update to 31 March 2008 6.3 Results of AGM on 13 May 2009 6.4 Head office change

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441293 858 161.

Yours faithfully

Alex Laan
Assistant Company Secretary

Registered in England No. 5393279
Registered Office: as above.